

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2024

Darryl Nakamoto
Chief Executive Officer
Pono Capital Two, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

> **Re: Pono Capital Two, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 10, 2024**
> **File No. 001-41462**

Dear Darryl Nakamoto:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed July 10, 2024

Cover Page

1. We re-issue prior comment 1 from our December 7, 2023 comment letter. We note your disclosure that the Merger Consideration is the aggregate value equal to (a) $1,000,000,000, minus (b) the amount, if any, by which $3,000,000 exceeds SBC's Net Working Capital, plus (c) the amount, if any, by which SBC's Net Working Capital exceeds $3,000,000, minus (d) the aggregate amount of any outstanding indebtedness (minus cash held by SBC) of SBC at closing, minus (e) specified transaction expenses of SBC associated with the business combination. Please amend your cover page and elsewhere in the prospectus to provide an estimated per share merger consideration as of a recently practicable date.

The Incentive Plan Proposal (Proposal 6), page 150

2. We note you deleted the placeholder disclosure indicating the approximate number of persons in each class of persons who will be eligible to participate in the Equity Incentive Plan. Please reinstate this disclosure. See Item 10(a)(1) of Schedule 14A.

Note 2(r), page F-65

3.	We have read your response to prior comment 1 and reissue in part. It is not clear from the existing disclosures how you determined that the estimated residual value at dissolution of the non-profit equity investees has been determined to equal or exceed the corresponding carrying value of the investments. In this regard, we note that the carrying value of your investment in Medical Corporation Ritz Cosmetic Surgery exceeds its December 31, 2023 net assets by approximately $3.8 million. Please expand SBC's critical accounting policy disclosures on page 243 to fully explain your accounting for these cost-method investments and to identify any known factors that could materially impact SBC's ability to recover the corresponding carrying values. At a minimum, please disclose in the filing how you considered the following factors when applying your investment impairment accounting policy for both investees discussed in your response: the known excess of carrying value over the investee's net assets; any legal or regulatory limitations on your ability to realize the full amount of proceeds generated from a liquidation of these non-profit entities; how you determined that estimated residual values exceed the corresponding net asset amounts given that asset liquidation values may generally be expected to be less than the amounts reported in the financial statements; and any known recent adverse operating results of the investees such as the losses generated by both investees in 2023. Additionally, please confirm that such disclosures will be included in your future Exchange Act filings, if applicable. See Item 303(b)(3) of Regulation S-K.

Note 15, page F-84

4.	We have read your response to prior comment 2 and reissue in part. Given that the September 8, 2023 transaction was a recapitalization between entities under common control, it remains unclear why you have not retroactively adjusted the reported SBC December 31, 2022 and 2023, and the March 31, 2023 EPS data to use 7.9 million shares in your calculations of EPS. Given that SBC is 100% owned by Mr. Aikawa (page 266), it appears that the number of shares used in your EPS calculations should be the same for all periods presented. Please revise or clarify the basis for your presentation.

5.	We note your disclosure concerning the warrants issued to HeartCore on November 18, 2022. Please clarify for us the accounting guidance you are following with respect to the measurement of any expense related to these warrants. Also, please add disclosure in a risk factor, in the MD&A section and in a note to the pro forma financial statements if in management's view there may be a material charge related to these warrants in the period that the subject merger is consummated. Please disclose a reasonable estimate of the expense that will be recognized based on known facts and circumstances including any proceeds received by HeartCore from sales of these warrants. Further, please clarify for us whether the Zuu Target Fund referenced on page 13 is in anyway affiliated with SBC or SBC's controlling shareholder. We may have further comment.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alexandria E. Kane, Esq.